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                                [LETTERHEAD]

August 1, 1996


Mr. Jim Fagan
Rich Coast Resources, Ltd.
c/o Waste Recovery Systems
10200 Ford Road
Dearborn, Michigan 48126


Dear Mr. Fagan:

Rich Coast Resources, Ltd. ("the Company") is presently a British Columbia company. The shareholders of the Company will be asked to change its jurisdiction from British Columbia, Canada to Delaware by means of a process called a "continuance" under Canadian law and a "domestication" under Delaware law. Upon the effectiveness of the domestication, the Company will become a Delaware corporation as if it had originally been incorporated in that jurisdiction and it will be discontinued in British Columbia, Canada. In connection with the domestication, the Company is changing its name to Rich Coast Ltd. Also, the shareholders will be asked to alter the Company's share capital from 100,000,000 shares without par value to 100,000,000 shares with a par value of $.001 U.S. per share.

The domestication will not result in any change in the business of the Company or its assets, liabilities, or net worth, nor in the persons who constitute the Company's Board of Directors and management.

In order for a transaction to be given nonrecognition treatment under the reorganization provisions, it must meet several general requirements.

     1. The reorganization must meet certain tests in the Regulations regarding "continuity of interest" and "continuity of business enterprise."

     2. The reorganization must be conducted according to one of several acceptable patterns -- there are seven qualifying forms or types of reorganizations under Internal Revenue Code Section 368 eligible for nonrecognition.

     3. The reorganization must meet the judicially imposed condition requiring a "business purpose" for the transaction.

     4. A plan of reorganization must exist and such plan must be adopted by each corporation involved in the transaction.

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Internal Revenue Code Section 368(a)(1)(F) defines the term reorganization as a mere change in identity, form or place of organization of one corporation, however effected. Since the Company is only changing its name and location, "the continuity of business enterprise" and "business purpose" are not applicable.

Internal Revenue Code Section 368(a)(1)(E) defines the term reorganization as a recapitalization. Although not defined in the Code, the term recapitalization refers to exchanges of stock and securities by the corporation's shareholders and security holders for new stock and/or securities. In essence, the "E" reorganization permits a corporation to alter the configuration of its capital structure. Four exchanges are included under the general heading of recapitalization. They are (1) stock for stock; (2) bonds for stock; (3) bonds for bonds; and (4) stocks for bonds. As a general rule only the first three exchanges qualify as "E" reorganizations. Since the Company is only changing its par value per share (stock for stock), the "continuity of business enterprise" and "business purpose" are not applicable.

Revenue Ruling 88-25 states the conversion of a foreign corporation to a domestic corporation under a state domestication statute qualifies as a reorganization under Section 368(a)(1)(F) provided the company possesses the same assets and liabilities, continued the same business activities after the conversion, and no alteration in shareholder continuity, asset continuity, or business enterprise.

Internal Revenue Code Section 361(a) states as a general rule no gain or loss shall be recognized by a corporation if such corporation is a party to a reorganization and exchanges property, pursuant to the plan of reorganization, solely for stock or securities in another corporation.

Internal Revenue Code Section 354(a) states as a general rule no gain or loss shall be recognized by the shareholders if stock or securities in a corporation which is a party to a reorganization pursuant to the plan of reorganization, exchanged solely for stock or securities in another corporation.

In certain circumstances, the nonrecognition treatment normally accorded to the transferor corporation and its shareholders in an international reorganization is over-ridden by the operation of section 367 and the corresponding regulations. If a corporate shareholder of a foreign corporation is a United States shareholder under section 7.367(b)-(2)(b) of the Temporary Income Tax Regulations, then the shareholders are denied section 354 nonrecognition treatment unless it agrees to include the "all earnings and profits amount" in income as a dividend.

Based on our review of the income statement and balance sheet as of April 30, 1995, and discussions with Rick Henshaw at Smythe Ratcliffe in Vancouver, B.C., there does not appear to be any earnings and profits.

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It is our opinion that the domestication will be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the 1986 Internal Revenue Code, and accordingly (i) no gain or loss will be recognized by the Company as a result of the domestication; (ii) no gain or loss will be recognized by reason of the domestication by the shareholders of the Company upon their exchange of Company common stock for shares of the Delaware corporation's common stock due to the lack of earnings and profits; (iii) the basis and holding period for the shares of the Delaware corporation common stock will be the same as the basis and holding period for the Company common stock exchanged therefor in the domestication provided that the Company common stock was held as a capital asset at the effective time of the Domestication.

Special tax considerations will apply to those few shareholders who acquired their shares of Company common stock in connection with the Waste Reduction System partnership interest.

Our opinion does not address the Canadian tax consequences.

Sincerely,
Pannell Kerr Forester of Texas, P.C.




R. Paul Ikard


RPI:mea

cc:  Donna Key
     Rick Henshaw